Pricing Sheet No. 2011-MTNDG0108 dated October 25, 2011
Relating to Amended Preliminary Pricing Supplement No. 2011-MTNDG0108 dated September 30, 2011 and
Amended Offering Summary No. 2011-MTNDG0108 dated September 30, 2011 to Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
1,150,000 Enhanced Buffered Jump Securities
Based on the Dow Jones Industrial AverageSM due October 28, 2016
PRICING TERMS – OCTOBER 25, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less, and possibly 85% less, than the stated principal amount of the securities.

Aggregate principal amount:	$11,500,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Underwriting fee and issue price” below)
Pricing date:	October 25, 2011
Original issue date:	October 28, 2011
Maturity date:	October 28, 2016
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:
If the final index value is greater than the buffer level,
$10 + the greater of (i) the upside payment and (ii) $10 x the index percent increase
If the final index value is less than or equal to the buffer level,
($10 x the index performance factor) + $1.50
This amount will be less than or equal to the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $1.50 per security, subject to the credit risk of Citigroup Inc.

Upside payment:	$4.20 per security (42% of the stated principal amount)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	11,706.62, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	October 25, 2016, subject to postponement for non-index business days and certain market disruption events
Buffer level:	85% of the initial index value
Minimum payment at maturity:	$1.50 per security (15% of the stated principal amount)
Maximum payment at maturity:	There is no maximum payment at maturity.
CUSIP:	17317U576
ISIN:	US17317U5763
Listing:	The securities will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	$11,500,000	$402,500	$11,097,500
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.90 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the securities, will receive an underwriting fee of $0.35 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.35 for each $10 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the amended offering summary and related amended preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amended Offering Summary filed on September 30, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004095/dp26540_fwp-0108a.htm

Amended Preliminary Pricing Supplement filed on September 30, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311004088/dp26542_424b2-mtndg0108a.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services, LLC (“CME”) and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”), have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates (collectively the “Corporations”) and the Corporations make no representation regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.